Exhibit 99.1

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022	As of December 31, 2021

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,050,884	$13,916,155
Accounts and notes receivable, net	1,991,854	6,861,672
Inventories	11,425,190	3,105,673
Due from related parties	76,608	65,278
Short-term investment	4,611,832	5,961,605
Advance to suppliers	6,126,509	1,759,253
Prepaid expenses and other current assets	2,969,306	2,675,922
TOTAL CURRENT ASSETS	49,252,183	34,345,558

NON-CURRENT ASSETS
Restricted cash	700,094	700,060
Long term prepayments and other non-current assets	8,870,207	10,244,917
Plants, property and equipment, net	4,831,015	3,351,321
Construction in progress	17,851,784	-
Intangible assets, net	14,261,652	3,594,977
Long-term investments	5,104,400	5,381,441
Operating lease right-of-use assets	89,022	224,773
Deferred tax assets	-	852,037
TOTAL NON-CURRENT ASSETS	51,708,174	24,349,526

TOTAL ASSETS	100,960,357	58,695,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,310,617	34,486
Deferred revenue	1,231,613	179,407
Deferred revenue-related parties	360,581	-
Deferred government subsidy	2,980,004	-
Due to related parties	789,732	-
Income taxes payable	645,607	1,076,518
Operating lease liabilities, current	64,138	99,569
Accrued expenses and other current liabilities	512,654	330,902
TOTAL CURRENT LIABILITIES	11,894,946	1,720,882

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	-	-
TOTAL NON-CURRENT LIABILITIES	-	-

TOTAL LIABILITES	11,894,946	1,720,882

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 24,528,000 shares issued and outstanding as of December 31, 2021; 24,528,000 shares issued and outstanding as of June 30, 2022)	2,453	2,453
Additional paid-in capital	31,966,816	31,966,816
Statutory reserves	2,508,635	2,473,801
Retained earnings	9,706,563	17,259,976
Accumulated other comprehensive income	191,566	2,148,906
Total shareholders’ equity attributable to controlling shareholders	44,376,033	53,851,952
Non-controlling interests	44,689,378	3,122,250
TOTAL EQUITY	89,065,411	56,974,202

TOTAL LIABILITIES AND EQUITY	$100,960,357	$58,695,084

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2022	2021

REVENUE, NET	$10,265,136	$5,441,958

COSTS AND OPERATING EXPENSES
Service costs	616,414	708,719
Cost of goods sold	8,615,734	2,050,253
Selling expenses	593,460	415,861
General and administrative expenses	5,473,533	2,437,985
Research and development expenses	102,837	1,043,177
Total costs and operating expenses	15,401,978	6,655,995

LOSS FROM OPERATIONS	(5,136,842)	(1,214,037)

OTHER (EXPENSES) INCOME
Investment losses	(1,342,490)	(926,560)
Interest income	38,640	17,808
Other income, net	80,462	134,020
Total other expenses	(1,223,388)	(774,732)

LOSS BEFORE INCOME TAXES	(6,360,230)	(1,988,769)

Income taxes provision (benefit)	1,006,257	(547,357)

NET LOSS	(7,366,487)	(1,441,412)
Less: net profit (loss) attributable to non-controlling interests	152,092	(50,618)
NET LOSS ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(7,518,579)	$(1,390,794)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,415,482)	332,708
TOTAL COMPREHENSIVE LOSS	(9,781,969)	(1,108,704)
Less: comprehensive loss attributable to non-controlling interest	(306,050)	(8,818)
COMPREHENSIVE LOSS ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	$(9,475,919)	$(1,099,886)

LOSS PER SHARE
Basic and diluted	$(0.31)	$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted *	24,528,000	22,767,733

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total equity attributable to controlling	Non- controlling	Total
	Shares	Amount	Capital	reserves	earnings	(loss) income	shareholders	interests	equity
Balance at December 31, 2020	16,800,000	$1,680	$4,462,177	$2,473,797	$25,663,240	$1,438,140	$34,039,034	$111,150	$34,150,184
Issued shares of ordinary shares, net of offering cost	7,728,000	773	-	-	-	-	773	-	773
Capital contributions from non-controlling interests	-	-	27,555,976	-	-	-	27,555,976		27,555,976
Net loss	-	-	-	-	(1,390,794)	-	(1,390,794)	(50,618)	(1,441,412)
Statutory reserves	-	-	-	119,273	(119,273)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	330,458	330,458	2,250	332,708
Balance at June 30, 2021 (Unaudited)	24,528,000	2,453	32,018,153	2,593,070	24,153,173	1,768,598	60,535,447	62,782	60,598,229

Balance at December 31, 2021	24,528,000	2,453	31,966,816	2,473,801	17,259,976	2,148,906	53,851,952	3,122,250	56,974,202
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	41,873,178	41,873,178
Net loss	-	-	-	-	(7,518,579)	-	(7,518,579)	152,092	(7,366,487)
Statutory reserves	-	-	-	34,834	(34,834)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,957,340)	(1,957,340)	(458,142)	(2,415,482)
Balance at June 30, 2022 (Unaudited)	24,528,000	$2,453	$31,966,816	$2,508,635	$9,706,563	$191,566	$44,376,033	$44,689,378	$89,065,411

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2022	2021

Cash flows from operating activities
Net loss	$(7,366,487)	$(1,441,412)
Adjusted to reconcile net loss to cash used in operating activities
Depreciation and amortization	677,315	507,340
Deferred tax expense(benefits)	837,871	(691,973)
Investment losses	1,349,773	926,560
Bad debt expense	1,760,973	506,460
Amortization of right-of-use assets	75,739	90,036
Changes in operating assets and liabilities:
Accounts and notes receivable, net	2,924,743	(1,039,433)
Due from related parties	27,187	94,161
Operating lease liabilities	(31,521)	162,385
Inventories	(8,772,758)	97,999
Advance to suppliers	(4,611,861)	-
Prepaid expenses and other current assets	(363,578)	(3,358,745)
Accounts payable	5,463,377	19,568
Income taxes payable	(390,318)	(2,975,860)
Deferred revenue	1,471,736	56,833
Deferred government subsidy	3,084,754	-
Right-of-use asset	53,145	(301,912)
Accrued expenses and other current liabilities	205,274	(189,266)
Net cash used in operating activities	(3,604,636)	(7,537,259)

Cash flows from investing activities
Purchase of plants, property and equipment	(2,040,196)	(105,150)
Purchase of construction in progress	(18,479,288)	-
Prepayment for construction and equipment	(4,727,521)	-
Loans to third parties	(1,078,330)	-
Purchase of long-term investments	-	(1,236,132)
Purchase of short-term investments	-	(8,000,000)
Net cash used in investing activities	(26,325,335)	(9,341,282)

Cash flows from financing activities
Loans from related parties	817,492	-
Proceeds from issuance of ordinary shares in connection with initial public offering, net of issuance cost	-	27,506,931
Proceeds from capital contributions by non-controlling shareholders	36,991,979	-
Net cash provided by financing activities	37,809,471	27,506,931

Effect of foreign exchange rate on cash and cash equivalents	255,263	134,835
Net increase in cash and cash equivalents	8,134,763	10,763,225
Cash, cash equivalents and restricted cash, beginning of period	14,616,215	10,966,012
Cash, cash equivalents and restricted cash, end of period	$22,750,978	$21,729,237

Cash, cash equivalent and restricted cash, end of period	22,750,978	21,729,237
Less: Non-current restricted cash	700,094	700,000
Cash and equivalent cash, end of period	22,050,884	21,029,237

Supplemental non cash transactions
Capital contribution through intangible assets from NCI	4,881,198	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Sunrise New Energy Co., Ltd. (“EPOW”), previously known as Global Internet of People, Inc., or GIOP, is a limited liability company established under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

On March 22, 2019, EPOW incorporated Global Mentor Board Information Technology Limited (“GMB HK”), a limited liability company formed in accordance with laws and regulations of Hong Kong. GMB HK is currently not engaging in any active business and is merely acting as a holding company of Beijing Mentor Board Union Information Technology Co, Ltd. (“EPOW BJ” or “WFOE”). EPOW BJ or WFOE was incorporated by GMB HK as a Foreign Enterprise in China on June 3, 2019.

Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH”) is a limited liability company incorporated on December 5, 2014 under the laws of China. In 2017 and 2018, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“GMB Linking”), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary, Mentor Board Voice of Seedling(Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), Zibo Shidong Digital Technology Co., Ltd. (“GMB Zibo”) and its major owned subsidiaries, Shidong Trading Service (Zhejiang) Co., Ltd (“Shidong Trading”) and Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”), and Shanghai Nanyu Culture Communication Co., Ltd. SDH(“Nanyu Culture”), and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the PRC.

As described below, EPOW, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, and the primary beneficiary of the variable interest entity (the “VIE”), SDH, for accounting purposes under U.S. GAAP. EPOW, its subsidiaries, the VIE and the VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

Reorganization

On June 10, 2019, EPOW BJ or WFOE entered into a series of contractual arrangements with the owners of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, WFOE has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the principal business during the term the VIE Agreement. All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of SDH and entitle WFOE to receive a majority of their residual returns. In essence, WFOE is the primary beneficiary of SDH for accounting purpose under U.S. GAAP. Therefore, SDH should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

EPOW, together with its wholly-owned subsidiary, GMB HK, and WFOE and its VIE and VIE’s subsidiaries were effectively controlled by the same shareholders before and after the Reorganization and, therefore, the reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the condensed consolidated financial statements.

On December 22, 2021, EPOW BJ incorporated Shidong Cloud (Beijing) Education Technology Co., Ltd.

On October 8, 2021, EPOW incorporated SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”), a limited liability company formed in accordance with laws and regulations of Hong Kong. SDH New Energy is acting as a holding company of Zhuhai (Zibo) Investment Co., Ltd (“Zhuhai Zibo”) and Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai New Energy”).

Zhuhai Zibo and Zhuhai New Energy were incorporated by SDH New Energy as a Foreign Enterprises in China on October 5, 2021 and November 23, 2021, respectively.

In July, 2021, GMB Technology transferred all the shares of GMB Linking to another shareholder.

On November 8, 2021, Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Guizhou New Energy”) is a limited liability company incorporated by Zhuhai Zibo.

On January 7, 2022, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”) is a limited liability company incorporated by EPOW BJ.

On March 4, 2022, Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”) was incorporated by GMB Zibo.

On April 26, 2022, Guizhou New Energy incorporated Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”).

The condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities

Wholly owned subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“EPOW BJ” or “WFOE”)	June 3, 2019.	PRC	100%	Holding company of WFOE
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 12, 2021	PRC	75%	Educational Consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October, 8, 2021	Hongkong	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New Energy Investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai New Energy”)	November 8, 2021	PRC	100%	New Energy Investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Guizhou New Energy”)	November 8, 2021	PRC	39.35%	Manufacture of Lithium Battery Materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	51%	Manufacture of Lithium Battery Materials
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100%	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51%	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51%	cultural and artistic exchanges and planning, conference services provider
Shidong(Beijing)Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51%	information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	51%	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“GMB Zibo”)	October 16, 2020	PRC	100%	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	60%	Sale of Merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	51%	Business Incubation Services provider
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd.( Yuantai Fengdeng)	March 4, 2022	PRC	51%	Crop Cultivation and Planting Services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	51%	Enterprise Information Technology Integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100%	Health Services

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, the Company controls and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. WFOE, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of SDH, including absolute control rights and the rights to the assets, property and revenue of SDH.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between SDH and WFOE (the “Exclusive Service Agreement”), WFOE provides SDH with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to SDH by WFOE under the Exclusive Service Agreement, WFOE is entitled to collect a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs.

The Exclusive Service Agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities or otherwise terminated earlier in accordance with the provisions of this agreement or relevant agreements separately executed between the parties. Nevertheless, this agreement shall be terminated after all the equity interest in SDH held by its shareholders and/or all the assets of SDH have been legally transferred to WFOE and/or its designee in accordance with the Exclusive Option Agreement (described below).

The CEO of WFOE, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or SDH.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, and shareholders of SDH, together holding 100% of the shares of SDH (“SDH Shareholders”), the SDH Shareholders pledged all of their equity interests in SDH to WFOE to guarantee the performance of SDH’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that SDH or the SDH Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SDH Shareholders also agreed that, upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The SDH Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interests without the prior written consent of WFOE.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgors transfer all the pledged equity interests to Pledgees according to the Equity Pledge Agreement, or another entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of SDH’s obligations under the Exclusive Service Agreement; (2) make sure the SDH Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent. In the event SDH breaches its contractual obligations under the Exclusive Service Agreement, WFOE will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the EPOW Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by WFOE to each shareholder of SDH is RMB10 (approximately US$1.45) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Equity Pledge Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable WFOE to be the primary beneficiary of SDH.

The Exclusive Option Agreement remains effective until all the equity or assets of SDH are legally transferred under the name of WFOE and/or another entity or individual designated by it, or unilaterally terminated by WFOE within 30-day prior written notice.

Powers of Attorney

Under each of the Powers of Attorney, the SDH Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares, in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of SDH.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the SDH Shareholders own the equity interests of SDH.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of SDH irrevocably agreed that the equity interest in SDH held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in SDH held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in SDH through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and its respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the any public offering to finance.

The Company’s ability to conduct its wisdom sharing and enterprise consulting business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE in its condensed consolidated financial statements as it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIE.

Total assets and liabilities presented on the Company’s condensed consolidated balance sheets and revenue, expense, net income presented on condensed consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the condensed consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to SDH for the six months ended June 30, 2022 and 2021. The following financial statements of the VIE and VIE’s subsidiaries were included in the condensed consolidated financial statements as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021:

	As of June 30, 2022	As of December 31, 2021

Cash and cash equivalents	$1,075,990	$3,870,916
Accounts receivable, net	1,632,540	6,861,672
Inventories	2,719,048	2,865,958
Due from related parties	71,440	52,268
Prepaid expenses and other current assets	2,582,893	3,002,698
Total current assets	8,081,911	16,653,512

Plants, property and equipment, net	3,080,878	3,351,321
Intangible assets, net	3,035,492	3,594,977
Long-term investments	5,104,400	5,381,441
Operating lease right-of-use assets	89,022	224,773
Long term deferred assets	228,944	-
Deferred tax assets	-	852,037
Total non-current assets	11,538,736	13,404,549

Total assets	$19,620,647	$30,058,061

Accounts payable	$43,489	$34,486
Deferred revenue	181,011	179,407
Deferred government subsidy	2,980,004	-
Income taxes payable	581,428	1,076,518
Due to related parties	360,581	-
Operating lease liabilities, current	64,138	99,569
Accrued expenses and other current liabilities	376,610	313,685
Total current liabilities	4,587,261	1,703,665

Total liabilities	$4,587,261	$1,703,665

	For the six months ended June 30,
	2022	2021

Total net revenue	$319,137	$5,441,958
Net (loss) income	$(5,555,784)	$66,185

	For the six months ended June 30,
	2022	2021

Net cash used in operating activities	$(1,719,971)	$(5,492,350)
Net cash used in investing activities	$(1,277,894)	$(1,341,282)
Net cash provided by financing activities	$-	$-

Under the Contractual Arrangements with the consolidated VIE, the Company has the power to direct activities of the consolidated VIE and VIE’s subsidiaries through the WFOE, and can have assets transferred freely out of the consolidated VIE and VIE’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIE and VIE’ subsidiaries that can only be used to settle obligations of the respective VIE and the VIE’s subsidiaries except for registered capital of the VIE and VIE’s subsidiaries amounting to both $3,802,885 as of June 30, 2022 and December 31, 2021, as well as statutory reserves amounting to $2,478,094 and $2,473,801, as of June 30, 2022 and December 31, 2021, respectively. Since the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIE and VIE’s subsidiaries do not have recourse to the general credit of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at December 31, 2021 and 2020.

Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, as well as the VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary for accounting purpose only under U.S. GAAP.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. The Company owns 39.35% equity interest in Guizhou New Energy, but has the power to cast a majority of votes at the meeting of the board of directors and governs the financial and operating policies of Guizhou New Energy under an agreement among the shareholders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of June 30, 2022, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a minority shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a minority shareholder’s 60.65% ownership interest in Guizhou New Energy, which has a subsidiary called Sunrise Guxian; c) a minority shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a minority shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

As of December 31, 2021, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a minority shareholder’s 49% ownership interest in Guizhou New Energy, GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a minority shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and c) a minority shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Income to distinguish the interests from those of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of plants, property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30, 2022	December 31, 2021	June 30, 2021
Period-end spot rate	US$1= RMB 6.7114	US$1= RMB 6.3757	US$1= RMB 6.4601
Average rate	US$1= RMB 6.4835	US$1= RMB 6.4515	US$1= RMB 6.4718

Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, restricted cash, accounts receivable, due from related parties, prepaid expenses and other current assets, deferred revenue, income taxes payable, accounts payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments.

The Company’s non-financial assets, such as plants, property and equipment would be measured at fair value only if they were determined to be impaired.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds, which represent the short-term investment on the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash. The interest incomes of highly liquid investments are reported in the Company’s Consolidated Statements of Operations and Comprehensive Income. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represent bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Restricted cash, which matures in more than twelve months after the balance sheet date, is classified as noncurrent assets in the consolidated balance sheets.

Restricted cash classified as a long-term asset on the Company’s consolidated balance sheets consists of cash equivalents restricted as to withdrawal or use. Such restricted cash relates to an escrowed fund of listing companies.

The escrowed fund shall be held by the Escrow Agent for the purpose of satisfying the initial $700,000 of the indemnification obligations of the Company, with respect to the Escrowed Funds, for a period of 24 months from the closing of the Company’s initial public offering in February 2022.

Short-term investments

The Company evaluates whether an investment is other-than-temporarily impaired based on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include the market value of the security in relation to its cost basis, the financial condition of the investee, and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $7,158,231, and $5,744,387 as of June 30, 2022 and as of December 31, 2021, respectively.

Inventories

The inventories as of June 30, 2022 consisted of raw materials, consigned processing materials, materials in transit and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, all of which are products available for sale, and are stated at the lower of cost and net realizable value.

Part of the Company’s finished goods are obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables and deferred revenue due from the customers. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange is initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

A valuation allowance is recorded to write down the cost of inventories to the estimated net realizable value, if lower, due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Net realizable value is determined by the estimated selling prices offset by estimated additional cost of sale, selling expenses and business taxes. There was no valuation allowance provided for the inventory for the six months ended June 30, 2022 and 2021.

Lease

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02 (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. See Note 10 for additional information.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Short-term leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Plants, property and equipment, net

Plants, property and equipment are stated at cost less accumulated depreciation. Depreciation of plants, property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Building	30 years
Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of Operation and Comprehensive Income in other income or expenses.

Intangible assets, net

The Company’s intangible assets represent the land use right, intellectual property rights and the copyright of course videos, including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy, etc. Intangible assets are stated at cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be a) 50 years in accordance with the useful life of the land use right; b) 6.25 years in accordance with the period the Company estimates to generate economic benefits from the patent rights; and c) 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from the copyrights of course videos.

Long-term investments

Equity method investments in investees represents the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. No investment loss for long-term investments was recorded in the Company’s Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2022 and 2021.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded in investment losses in the Company’s Unaudited Condensed Consolidated Statements of Operation and Comprehensive Loss for the six months ended June 30, 2022 and 2021.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment, including plants, property and equipment, construction in progress, intangible assets, long-term investments and right-of-use asset, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of June 30, 2022 and December 31, 2021.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the consolidated statements of income and comprehensive income over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the consolidated statements of income and comprehensive income in proportion to the useful life of the related assets. Government grants received for the six months ended June 30, 2022 and 2021 were $2,980,004 and $nil, respectively. As of June 30, 2022 and December 31, 2021, the deferred government grants were $2,980,004 and $nil, respectively.

Revenue recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from five kinds of services to its clients in China, member services, enterprise services, online services and other services. Enterprise services include comprehensive tailored services, sponsorship advertising services, and consulting services.

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Sales of graphite anode materials

Revenues from sales of graphite anode materials are recognized when the products are delivered to clients, which is when control of products has been transferred upon the delivery to the clients, and are recorded net of value-added tax. Shipping and handling charges are included in total net revenues. The Company typically does not charge shipping fees on orders exceeding a certain sale amount. Shipping and handling costs are considered fulfillment expenses and presented as part of our operating expenses.

Member services

The Company offers three tiers of member services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in organized activities offered by the Company, such as study tours and forums, typically within one-year membership period. Any non-participating activities will expire and not be refunded beyond the agreed-upon period. Each member is entitled to choose from same activities offered by the Company for a total of seven times but different level of membership will receive different level of privileges at each activity, such as seating arrangement or private consultation opportunity etc. The activities for Platinum Members are also open to non-members, who pay a pre-set fee for participating in a single activity, while the Company does not offer Diamond and Protégé services to non-members separately.

Each activity represents a separate performance obligation, which is typically 5 days or less. The Company uses an expected cost plus margin approach to estimate the stand-alone selling prices of each activity. As Members can benefit from each activity on their own in the same way and there is no material difference in the Company’s delivering costs, such as number of staffs involved and size of each activity. Therefore, membership fees are equally allocated to seven performance obligations when the Company determines transaction price of each performance obligation.

The Company recognizes membership fees as revenue upon completion of each activity as the duration of each activity is short. Membership fees from non-participating activity will be recognized when the agreed-upon period has expired. Membership fees collected in advance are recorded as deferred revenue on the consolidated balance sheets.

Enterprise services

The Company charges its clients service fees for providing enterprise services, which mainly include comprehensive tailored services, sponsorship advertising services and consulting services.

Comprehensive tailored services

The comprehensive tailored services provide tailored packaged services to small and medium business, including conference and salon organization, booth exhibition services, on-site Mentors’ guidance, and other value-added services. The Company typically signs one-year framework agreements and a tailored services contract with the clients, which list the types of tailored services as ordered by the clients to fit their specific needs. Each tailored service is a separate performance obligation under ASC 606, as these performance obligations are distinct, the clients can benefit from each service on their own and the Company’s promises to deliver the services are separately identifiable from each other in the services contract. The performance of each tailored service is usually on a specific date designated by the clients.

The Company establishes a uniform list for the unit price of each type of tailored services with reference to quoted market prices. If no quoted market price is available, the price will be estimated by using an expected cost plus a margin approach.

The Company recognizes the price for each tailored service as revenue when the service has been provided on a specific date designated and the receipt of each tailored services is confirmed by the clients. If a client does not request certain items of the tailored services included in the services contract during the agreed-upon period, the Company will not refund the service fees and the revenue will be recognized upon expiration of service contracts. The tailored services fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Sponsorship advertising service

The Company provides sponsorship advertising service for its clients at certain activities it held, i.e. study tours and forums. The sponsorship advertising services are mainly to display banners with the clients’ information and distribute clients’ brochures through the activities, so that the clients can enhance their corporate and product image.

The fee the Company charges for sponsorship advertising service depends on multiple specific factors, including number of event participants, location, public interest, etc. The Company considers all factors and determines pricing for each contract separately. The sponsorship advertising fees are recognized as revenue when services have been provided on a specific date designated and receipt of sponsorship advertising services are confirmed by clients. Sponsorship advertising fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets.

Consulting services

The Company provides consulting services to small and medium-sized enterprises by helping them to develop strategies and solutions including: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are tailored to meet each client’s specific needs and requirements.

Consulting fees are based on the specifics of the services provided, for instance, time and efforts required, etc. The Company considers comprehensive factors and determines prices with reference to quoted market prices. If no quoted market price is available, price will be estimated by using an expected cost plus a margin approach.

Consulting fees are recognized as revenue when services have been provided and receipt of consulting services is confirmed by clients as the duration of services is short, typically one month or less. Consulting fees collected before providing any service are presented as deferred revenue on the consolidated balance sheets.

Online services

The Company provides two types of online services to the Company’s APP Users, which are question and answer (Q&A) sessions with chosen Mentors and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP platform, using which Users can purchase the online services.

Users can raise questions to chosen Mentors or Experts with a fixed fee per Q&A session preset by Mentors or Experts. The Q&A session is usually provided by chosen Mentors or Experts within a course of a 72-hour period. The Company charges 30% of the Q&A fees as a facilitator of online services. The Q&A fees are allocated to the Company and chosen Mentors or Experts automatically by the APP on a 30%/70% split upon completion of Q&A sessions. The Company recognizes these online service fees as revenue at completion of Q&A sessions on a net basis, i.e., in the amount of 30% of allocated Q&A fees, as the Company merely provides a platform for its Users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal.

The Company grants Users the access to view various online courses and programs. Users can subscribe as an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over the VIP subscription period. Users can also purchase à la carte courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for à la carte course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased without limitation. The Company recognizes the fees à la carte courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

Other revenues

Other revenues are mainly generated from rendering of other services and sale of merchandises.

The Company sells merchandises and recognizes the revenue at the amount to which it expects to be entitled on a gross basis at the point of time when clients obtain the control of the merchandises.

Other services fees are mainly derived from non-member participation of study tours and forums at the service level of Platinum Members. The Company charges non-members a fixed fee for each Member activity and the price for non-members is determined based on our allocated Member pricing for each activity. Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity.

Cost of goods sold

The cost of goods sold for the six months ended June 30, 2022 was primarily the cost of finished goods of graphite anode materials, including single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke. The cost of goods sold for the six months ended June 30, 2021 was mainly the cost of electrolytic copper. Cost of goods sold was $8,615,734 and $2,050,253 for the six months ended June 30, 2022 and 2021, respectively.

Service costs

Service costs primarily include (1) the cost of holding events and activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for our activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $616,414 and $708,719 for the six months ended June 30, 2022 and 2021, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at June 30, 2022 and December 31, 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended June 30, 2022 and 2021, the diluted shares were 24,528,000 and 22,767,733, respectively.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss(income). Other comprehensive loss(income) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss(income) consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and short-term investments with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

The Company’s also exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counter-parties that share similar attributes. There was $7,744,625 of revenue from one client which represented 75% of the total revenues for the six months ended June 30, 2022. There was $2,000,483 of revenue from one client which represented 27% of the total revenues for the six months ended June 30, 2021. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of June 30, 2022 and 2021.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU.

NOTE 3 – ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2022	As of December 31, 2021

Accounts receivable and notes receivable	$9,150,085	$12,606,059
Less: allowance for doubtful accounts	(7,158,231)	(5,744,387)
Accounts receivable and notes receivable, net	$1,991,854	$6,861,672

The movement of allowance of doubtful accounts is as follows:

	For the Six Months Ended June 30,
	2022	2021

Balance at beginning of the period	$5,744,387	$1,808,889
Additions	1,760,973	506,460
Foreign currency translation adjustments	(347,129)	19,062
Balance at end of the period	$7,158,231	$2,334,411

$1,760,973 and $506,460 doubtful accounts provision was recorded for the six months ended June 30, 2022 and 2021.

NOTE 4 – INVENTORIES, NET

Other than cash purchase, a portion of the Company’s inventories are obtained through fee exchange arrangements with its customers, which are entered into at the Company’s discretion to receive inventory in exchange for collection of accounts receivable due from the customers. These inventories are all commodities available for sale.

Inventories as of June 30, 2022 and December 31, 2021 consist of the following:

	As of June 30, 2022	As of December 31, 2021

Raw materials	935,258	-
Consigned processing materials	336,473	-
Finished Goods	10,153,459	3,105,673
Graphite anode materials	7,410,538	-
Healthcare service gift cards	1,212,698	1,276,550
Chinese tea	682,064	718,426
Learning course gift cards	432,101	454,852
Latex pillows	131,331	138,246
Healthcare products	196,704	207,348
Others	88,023	310,251
Total	$11,425,190	$3,105,673

No inventory valuation allowance was recorded for the six months ended June 30, 2022 and 2021.

NOTE 5 – SHORT-TERM INVESTMENT

The Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest in the Fund. The Fund is an exempted company incorporated in the Cayman Islands and managed by Mainstream Fund Services (HK). The Fund is invested in a wide range of instruments with no specific limitations. The redemption of such shares for cash can be made with a one-month advanced written notice (such advanced written notice period can be extended by the administrator).

The value of private equity funds are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. In February 2021, the Company invested in the shares of Viner Total Investment Fund, with the total investment of $8,000,000. The NAV of the Fund was $4,611,832 and $5,961,605, respectively, as of June 30, 2022 and December 31, 2021. Investment loss of $1,349,773 was recorded in the Company’s Consolidated Statements of Operations and Comprehensive Income for the six months ended June 30, 2022.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of June 30, 2022	As of December 31, 2021

Prepaid expenses	(1)	$-	$703,280
Loans to third parties	(2)	915,308	840,685
Prepayment for investment	(3)	618,351	650,909
Other receivables		195,286	299,864
Interest receivable		250,904	171,840
Prepaid VAT		1,049,345	123,100
Deposits for operating lease		89,112	43,090
Subtotal		3,118,306	2,832,768
Allowance for other receivables		(149,000)	(156,846)
Total		$2,969,306	$2,675,922

(1)	Prepaid expenses as of December 31, 2021 mainly consisted of prepaid service fee paid by EPOW BJ and amounted to $665,221.

(2)	On June 11, 2022, the Company signed a loan agreement with a third party, Yilong Branch of Guizhou Chenyu Construction Engineering Co., Ltd. (“Guizhou Chenyu”), with a credit limit of RMB7,000,000 (approximately $1,043,001), with the annual interest rate of 4.35%, and will be due in a year after the loan was received. According to the agreement, as of June 30, 2022, $864,201 was lent to Guizhou Chenyu, which will be due in June, 2023.

(3)	In September 2021, the Company prepaid $650,909 to acquire 61.5% equity interest of Haicheng Shenhe Technology Co., Ltd. As the acquisition is terminated, the acquisition fund will be paid back in year 2023.

NOTE 7 – LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of June 30, 2022	As of December 31, 2021

Prepaid for land use right	(1)	-	6,947,051
Prepaid for construction and equipment	(1)	5,799,935	1,297,866
Loans to third party	(2)	2,825,000	2,000,000
Long-term prepaid expense		245,272	-
Total		$8,870,207	$10,244,917

(1)	In 2021, Guizhou New Energy purchased land use rights from Qianxinan public resources trading center, with an area of 260,543 square meters and prepaid the consideration of $6,947,051; Guizhou New Energy also made an advance payment of $654,799 for the production line and equipment and $643,067 for the factory construction. In the first half of 2022, Guizhou New Energy also made an advance payment of $5,785,407 for the production line and $14,528 for the factory construction.

(2)	The Company signed a loan contract on March 8, 2021 and renewed it on March 6, 2022, with a third party, Waichun Logistics Technology Limited (“Waichun”), to lend $2,000,000, with annual interest rate of 8%, which will be due on December 31, 2023. On March 8, 2021, the Company signed a loan contract with Waichun and renewed it on May 8, 2022, to lend $825,000, with an annual interest rate of 8%, which will be due on December 31, 2023.

Note 8 – PLANTS, PROPERTY AND EQUIPMENT, NET

Plants, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30, 2022	As of December 31, 2021

Building	$2,908,362	$3,061,496
Vehicles	164,098	106,266
Electronic equipment	1,755,715	100,148
Furniture, fixtures and equipment	105,803	82,104
Leasehold improvements	394,542	442,563
Plants, property and equipment, cost	5,328,520	3,792,577
Less: Accumulated depreciation	497,505	441,256
Plants, property and equipment, net	$4,831,015	$3,351,321

Depreciation expense was $81,074 and $113,617 for the six months ended June 30, 2022 and 2021, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following:

	As of June 30, 2022	As of December 31, 2021

Copyrights of course videos	$5,060,384	$5,326,829
Patent right	4,624,937	-
Land use rights	6,797,550	-
Intangible assets, cost	16,482,871	5,326,829
Less: accumulated amortization	2,221,219	1,731,852
Intangible assets, net	$14,261,652	$3,594,977

For the six months ended June 30, 2022 and 2021, amortization expense amounted to $596,241 and $393,723, respectively. The following is a schedule of future amortization of intangible asset as of June 30, 2022:

Year ending December 31,	Amount
2022	379,668
2023	759,335
2024	759,335
2025	759,335
2026	759,335
Thereafter	10,844,645
Total	$14,261,652

NOTE 10 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of June 30, 2022	As of December 31, 2021

Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$44,693	$55,324
Equity investments without readily determinable fair value:
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,490,002	1,568,455
Beijing Xingshuizhixing Technology Co., Ltd. (“Xingshuizhixing”)	1,192,002	1,254,764
Zhejiang Wangxin Health Technology Co., Ltd. (“Wangxin”)	983,401	1,035,180
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	447,001	470,537
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	298,000	313,691
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	236,571	249,027
Chengdu Zhongfuze Management LLP(“Zhongfuze”)	74,500	78,423
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	74,500	78,423
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	74,500	78,423
Taizhoujia Menkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Taizhoujia”)	74,500	78,423
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	74,500	78,423
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	40,230	42,348
Total	$5,104,400	$5,381,441

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of shareholding of Suzhou Investment with cash consideration of RMB 850,000. As Suzhou Investment’s director is the Company’s management and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the six months ended June 30, 2022 and 2021, the Company recognized investment loss of $8,141 and investment loss of $7,156, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Equity investments without readily determinable fair value

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000. The Company has fully paid RMB 10,000,000 as of December 31, 2020. The Company does not have significant influence or control over Jiazhong, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Jiazhong at cost minus impairments and plus or minus observable changes in prices.

Investment in Xingshuizhixing

GM IT signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB8,000,000 to Xingshuizhixing, which is accounting for 4% of its equity interest. Xinshuizhixing mainly operates online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Xingshuizhixing at cost minus impairments and plus or minus observable changes in prices. The Company has fully paid RMB 8,000,000 as of December 31, 2021.

Investment in Wangxin

On April 11, 2021, GMB Zibo signed an equity transfer agreement with Wangxin, which mainly provides health consulting service, to acquire its 2.15% equity interest in the consideration of RMB6,600,000. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Wangxin at cost minus impairments and plus or minus observable changes in prices. The Company has fully paid RMB 6,600,000 as of December 31, 2021.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding of Yinzhirun with cash consideration of RMB 2,000,000. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices.

Investment in Yunshang E-commerce

In March 2017, the Company acquired 1.25% of shareholding interest of Yunshang E-commerce with cash consideration of RMB150,000. The Company does not have significant influence or control over Yunshang E-commerce, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yunshang E-commerce at cost minus impairments and plus or minus observable changes in prices. On February 24, 2021, Yunshang applied for liquidation to Beijing Chaoyang District Market Supervision and Administration Bureau and dis-registered in middle 2021. The investment fund of RMB150,000 will be refunded and was reclassified as other receivable.

Investment in Car Service

In November 2017, the Company acquired 1.5 % of shareholding interest of Car Service with cash consideration of RMB90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices.

NOTE 10 – LONG-TERM INVESTMENTS (continued)

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000 as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices.

Investment in Zhongfuze

In September 2019, the Company acquired 11.11% of partnership share of Zhongfuze with cash consideration of RMB500,000. The Company has fully paid RMB500,000 as of December 31, 2020. The Company does not have significant influence or control over Zhongfuze, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfuze at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000. The Company has paid RMB 500,000 as of June 30, 2020. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices.

Investment in Taizhoujia

In June 2020, the Company acquired 5% of shareholding interest of Taizhoujia through nonmonetary transactions with Taizhoujia, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Taizhoujia of RMB500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Taizhoujia, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Taizhoujia at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB3,000,000. In 2021, GM IT provided it with a customized service worth RMB3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to GM IT. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB 1,587,719. In 2021, GM IT provided it with a membership service worth RMB1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to GM IT and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

NOTE 11 – LEASES

The Company’s VIE and VIE’s subsidiaries lease office space under non-cancelable operating lease agreements with expiration dates in 2022 or 2024. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Certain of the arrangements have free rent periods or escalating rent payment provisions. Leases with an initial term of twelve months or less are not recorded on the condensed consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

As of June 30, 2022, the Company’s operating leases had a weighted average remaining lease term of 0.54 years and a weighted average discount rate of 4.75%.

The components of lease expense for the six months ended June 30, 2022 and 2021 were as follows:

	Statement of Income Location	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Lease Costs
Operating lease expense	General and administrative expenses	$114,048	$134,634

Maturity of lease liabilities under the non-cancelable operating leases as of June 30, 2022 were as follows:

Operating
2022	$64,764
Total lease payments	64,764
Less: interest	626
Present value of lease liabilities	$64,138

NOTE 12 – DEFERRED REVENUE

The details of deferred revenue are as follows:

	As of June 30, 2022	As of December 31, 2021

Advance from member services	$89,700	$63,314
Advance from enterprise services	1,141,913	116,093
Total	$1,231,613	$179,407

NOTE 13 – DEFERRED GOVERNMENT SUBSIDY

GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo. As of June 30, 2022, the Company received government subsidy of RMB20,000,000(approximately $2,980,004) was recognized as deferred government subsidy. It would be deducted from the relocation expenses when incurred.

NOTE 14– ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities are as follows:

	As of June 30, 2022	As of December 31, 2021

VAT payable	154,780	215,269
Accrued payroll and welfare	111,752	29,777
Rental fee payable	64,764	-
Interest payable	60,589	-
Accrued expenses	98,560	47,796
Others	22,209	38,060
Total	$512,654	$330,902

NOTE 15 – TAXES

a. Value-Added Tax (“VAT”)

The Company is subject to VAT and related surcharges in China for providing member services and other in-depth services. The applicable VAT rate is 6% for general taxpayers and 3% for small-scale taxpayer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the condensed consolidated balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the PRC tax authorities for five years from the date of filing.

b. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2022 and 2021 and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The Company’s subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH obtained its HNTE certificate on October 25, 2017, and renewed in 2021. Therefore, SDH is eligible to enjoy a preferential tax rate of 15% from 2017 to 2023 to the extent it has taxable income under the EIT Law.

From January 1, 2021 to December 31, 2030, due to the operation of Guizhou New Energy and Sunrise Guxian located in the western region, these two companies are eligible to enjoy a preferential tax rate of 15% pursuant to the Catalogue of Encouraged Industries in the western region.

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately US$154,238, their income is reduced by 25% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB1,000,000, approximately US$154,238, but not more than RMB3,000,000, approximately US$462,713, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. GMB Consulting was eligible to enjoy a preferential tax rate of 5% from 2018 to 2021.

The components of the income tax provision (benefit) are as follows:

	For the six months ended June 30,
	2022	2021
Current
Cayman Islands	$-	$-
BVI	-	-
Hong Kong	-	-
China	168,387	144,616
Deferred		-
Cayman Islands	-	-
BVI	-	-
Hong Kong	-	-
China	837,870	(691,973)
Total	$1,006,257	$(547,357)

Reconciliation between the provision (benefit) for income taxes computed by applying the PRC EIT rate of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the six months ended June 30,
	2022	2021

Loss before income taxes	$(6,360,230)	$(1,988,769)
PRC EIT rate	25%	25%
Income taxes computed at statutory EIT rate	$(1,590,058)	$(497,192)
Reconciling items:
Effect of tax holiday and preferential tax rate	1,080,461	112,561
Change in valuation allowance	1,528,595	-
Effect of non-deductible expense	514	2,638
Super deduction of qualified R&D expenditures	(13,255)	(165,364)
Income tax expense (benefit)	$1,006,257	$(547,357)
Effective tax rate	(16)%	28%

Deferred tax assets

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets were as follows:

	As of June 30, 2022	As of December 31, 2021
Net operating loss carry forwards	$1,550,389	$978,216
Provision for doubtful debts	1,286,281	1,092,140
Deferred tax assets, gross	2,836,670	2,070,356
Less: Valuation allowance	(2,836,670)	(1,218,319)
Deferred tax assets, net	$-	$852,037

The Company has accumulated operating loss of approximately $7,650,362 and $4,717,246 as of June 30, 2022 and December 31, 2021 for income tax purposes available for offsetting against future taxable income. The accumulated operating losses were from several PRC subsidiaries of the Company. As net loss occurred in EPOW BJ, GMB Hangzhou and GMB Zibo for the six months ended June 30, 2022, valuation allowance of $2,836,670 was recorded for the six months ended June 30, 2022 and the accumulated operating loss may not be fully offset in the future. In making such determination, the Company considered factors, including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2022 and 2021, the Company had no unrecognized tax benefits.

For the Company’s operating subsidiaries, the tax years ended December 31, 2017, through December 31, 2021 remain open for statutory examination by PRC tax authorities.

NOTE 16 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(b)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(c)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou).
(d)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing).
(e)	Shanghai Hui Yang Investment Co., 9.6451% shareholder of Guizhou New Energy.
(f)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO.
(g)	Mr. Sousheng Guo, Director, 3.00% shareholder of GMB (Beijing).

a.	Due from related parties

As of June 30, 2022 and December 31, 2021, the balances of amounts due from related parties were as follows:

		As of June 30, 2022	As of December 31, 2021
Due from related parties
Bally		$5,168	5,168
Zhuhai Investment	(1)	40,859	25,534
Mr. Xuanming Wang		15,681	26,664
Mr. Haiwei Zuo		-	7,912
Shidong (Suzhou) Investment Co., Ltd.	(2)	14,900	-
Total		$76,608	$65,278

(1)	The balance as of June 30, 2022 and December 31, 2021 represented the prepaid rental fee by GMB IT.

(2)	The balance as of June 30, 2022 and December 31, 2021 represented the working capital loan lent by GMB Zibo with no interest.

b.	Due to related parties

As of June 30, 2022 and December 31, 2021, the balances of amounts due to related parties were as follows:

		As of June 30, 2022	As of December 31, 2021
Due to related parties
Shanghai Hui Yang Investment Co.	(1)	789,732	-
		$789,732	$-

(1)	The balance as of June 30, 2022 represented the loans from the related party, with the annual interest rate of 4.35% and will be due on August 13, 2022.

c.	Deferred revenue -related parties

As of June 30, 2022 and December 31, 2021, the balances of deferred revenue of related parties were as follows:

		As of June 30, 2022	As of December 31, 2021
Deferred revenue of related parties
Shanghai Hui Yang Investment Co.	(1)	360,581	-
Total		$360,581	$-

(1)	The balance as of June 30, 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

The Company rents office spaces from Zhuhai Investment. For the six months ended June 30, 2022 and 2021, total rental fees paid to Zhuhai Investment were $67,041 and $43,614, respectively.

The Company sold titanium of $205 to Mr. Sousheng Guo for the six months ended June 30, 2022.

NOTE 17 – SHAREHOLDERS’ EQUITY

Ordinary shares

EPOW was established under the laws of the Cayman Islands on February 22, 2019. The authorized number of ordinary shares was 500,000,000 with par value of $0.0001 per share. On February 22, 2019, EPOW issued 999,999 new shares to the controlling shareholders and one share to Osiris International Cayman Limited at par $0.0001 per share. On August 8, 2019, EPOW issued an aggregate of 27,000,000 ordinary shares at a price of US$0.0001 per share with total consideration of US$2,800, pro-rata to the shareholders of EPOW as of such date.

On April 2, 2020, the shareholders of the Company unanimously authorized a one-for-0.88 reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding at April 3, 2020 were reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

On April 24, 2020, the shareholders of the Company unanimously authorized another one-for-0.68 reverse stock split of the Company’s issued and outstanding ordinary shares (the “Second Reverse Stock Split”), which became effective on April 24, 2020. Any fractional ordinary share that would have otherwise resulted from the Second Reverse Stock Split were rounded up to the nearest full share. The Second Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the Second Reverse Stock Split, 24,640,000 ordinary shares that were issued and outstanding at April 24, 2020 were reduced to 16,800,000 ordinary shares (taking into account the rounding of fractional shares).

On February 11, 2021, the Company closed its initial public offering (“IPO”) on Nasdaq. The Company offered 6,720,000 ordinary shares, par value $0.001 per share, at a price of $4.00 per share and received total gross proceeds of $26,880,000. Besides, the Company offered 1,008,000 ordinary shares, par value $0.001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceeds of $4,032,000. Total net proceeds amounted to $27,562,809 after deducting underwriting discounts and other related expenses.

Non-controlling interest

Non-controlling interest consists of the following:

	As of June 30, 2022	As of December 31, 2021

GMB (Beijing)	$4,698	$5,365
GMB Culture	21,514	25,613
Jiagui Haifeng	(723)	(13)
Shidong Trading	(34)	(35)
GMB Consulting	13,776	14,477
GMB Technology	(184,770)	(185,377)
Shidong Cloud	59,019	-
Guizhou New Energy	44,779,627	3,262,220
Sunrise Guxian	(3,729)	-
Total	$44,689,378	$3,122,250

In July, 2021, GMB Technology transferred all the shares of GMB Linking to another shareholder with no gain or loss recognized.

Jiagui Haifeng was established by GMB Zibo and Lifeng Wang in November, 2021. 51% shares of Jiagui Haifeng was held by GMB Zibo and 49% of shares was held by Mr. Lifeng Wang.

Shidong Trading was established by GMB Zibo and Xuanming Wang in April, 2021. 60% shares of Shidong Trading was held by GMB Zibo and 40% of shares was held by Mr. Xuanming Wang.

Shidong Cloud was established by EPOW BJ and Beijing Yunqianyi Information Technology Co., Ltd. in December, 2021. 75% shares of Shidong Cloud was held by EPOW BJ and 25% of shares was held by Beijing Yunqianyi Information Technology Co., Ltd.

Guizhou New Energy was established by Zhuhai (Zibo) Investment and five other companies in November, 2021.

Sunrise Guxian was established by Guizhou New Energy and seven other companies in April, 2022.

For the six months ended June 30, 2022, the Company made capital contributions of $52,863 to Shidong Cloud; and the non-controlling shareholders made capital contributions of $78,851 to Shidong Cloud.

For the six months ended June 30, 2022, the Company made capital contributions of $10,759,335 to Guizhou New Energy; and the non-controlling shareholders made capital contributions of $41,794,327 to Guizhou New Energy.

The actual capital contributions made by the Company and the non-controlling shareholders for the six months ended June 30, 2022 had no effect on the Company’s equity percentage in its subsidiaries.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, the Company’s WFOE, the VIE and VIE’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profits as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends.

As of June 30, 2022 and December 31, 2021, the statutory reserves of the Company’s WFOE, VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of June 30, 2022 and December 31, 2021, the balances of the statutory reserves were $2,508,635 and $2,473,801, respectively.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2022, the Company was not aware of any litigation or lawsuits against it.

NOTE 19 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expenses are derived in the PRC. Therefore, no geographical segments are presented.

The following table presents revenue by major revenue type for the six months ended June 30, 2022 and 2021, respectively:

	For the six months ended June 30,
	2022	2021

Sales of graphite anode materials	$9,945,459	$-
Member services	95,974	217,374
Enterprise services
-Comprehensive tailored services	93,059	1,308,326
-Sponsorship advertising services	-	1,732,402
-Consulting services	6,440	64,641
Online services	697	30,162
Other revenues	123,507	2,089,053
Revenue, net	$10,265,136	$5,441,958

NOTE 20 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December [ ], 2022, the date of issuance of the condensed consolidated financial statements, there were no subsequent events that occurred that would require recognition or disclosure in the condensed consolidated financial statements.